Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)

	Successor	Predecessor
	February 25 through March 31, 2012	January 1 through February 25, 2012	Year Ended December 31,
			2011	2010	2009	2008	2007
Income (loss) before provision for income taxes	(4,982)	228,497	(192,888)	(135,867)	(122,861)	(163,676)	(305,624)
Interest expense:
Interest incurred	4,234	7,145	61,464	62,791	48,782	66,748	76,497
Interest capitalized	(2,520)	(4,638)	(36,935)	(39,138)	(12,880)	(42,308)	(76,497)
Amortization of capitalized interest in cost of sales	1,127	1,360	18,082	16,762	17,978	37,907	57,241
Portion of rent expense considered to be interest	140	234	1,456	1,472	1,117	1,700	1,420
Non-cash impairment charge	—	—	128,314	111,860	45,269	135,311	231,120
Gain on reorganization	—	(241,269)	—	—	—	—	—
Gain on retirement of debt	—	—	—	(5,572)	(78,144)	(54,044)	—
Cash distributions of income from unconsolidated joint ventures	—	—	685	—	—	816	—
Equity in (income) loss of unconsolidated joint ventures	—	—	(3,605)	(916)	420	3,877	(304)
Earnings (loss)	(2,001)	(8,671)	(23,427)	11,392	(100,319)	(13,669)	(16,147)
Interest incurred	4,234	7,145	61,464	62,791	48,782	66,748	76,497
Portion of rent expense considered to be interest	140	234	1,456	1,472	1,117	1,700	1,420
Fixed Charges	4,374	7,379	62,920	64,263	49,899	68,448	77,917
Preferred Dividends	292	—	—	—	—	—	—
Total Fixed Charges and Preferred Dividend	4,666	7,379	62,920	64,263	49,899	68,448	77,917
Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—
Coverage Deficiency	(6,375)	(16,050)	(86,347)	(52,871)	(150,218)	(82,117)	(94,064)
Ratio of Earnings to Fixed Charges and Preferred Dividends	—	—	—	—	—	—	—
Coverage Deficiency	(6,667)	(16,050)	(86,347)	(52,871)	(150,218)	(82,117)	(94,064)